

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Gregory Irace
Chief Executive Officer
Sanofi-Aventis US LLC
55 Corporate Drive
Bridgewater, New Jersey 08807

> **Re: Sanofi-Aventis**
> **Registration Statement on Form F-4**
> **Filed March 7, 2011**
> **File No. 333-172638**

Dear Mr. Irace:

We have limited our review of your registration statement to resolution of the following pending items:

- We note that there are outstanding comments on your Form 20-F for the fiscal year ended December 31, 2009, filed March 12, 2010.
- We note that Genzyme Corporation has not yet filed its Part III information that is incorporated by reference into its Form 10-K for the fiscal year ended December 31, 2010, filed March 1, 2011, which is incorporated by reference into the Form F-4.
- You will be receiving comments under separate cover from the Office of Mergers and Acquisitions related to disclosures contained in the Schedule TO-T/A filed March 7, 2011 by Genzyme Corporation which relates to the disclosure in the Form F-4.

We advise you that we will not be in a position to accelerate the effectiveness of the filing until each of the above listed items has been resolved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael J. Aiello, Esq. (Weil Gotshal & Manges LLP)